May 24, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX (801) 220-0625

Robert N. Wilkinson
WWA Group, Inc.
60 East South Temple
Suite 1270
Salt Lake City, UT 84111

Re: **WWA Group, Inc.**
        Form 10-KSB for the year ended December 31, 2004
        Filed April 15, 2005
        Form 10-KSB for the Year Ended December 31, 2005
        Filed March 3, 2006
        Response Letters Dated December 30, 2005 and April 19, 2006
        File No. 0-26927

Dear Mr. Wilkinson:

        We have reviewed your response letter dated April 19, 2006 and have the following additional comments. Please be as detailed as necessary in your explanation. In one of our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

General

1.   We note the statement in your risk factor headed *"Sales of equipment from our auctions may ultimately end up in Iran"* on page 18 that "there is reason to believe that some percentage of the equipment sold at our auctions ultimately ends up in Iran." Please expand your qualitative materiality analysis to take into account your belief that some percentage of the equipment sold at your auctions is delivered into a country identified as

a terrorist-sponsoring state. Your expanded discussion should address the potential impact of such sales on your corporate activities, reputation and share value.

2. The same risk factor also states that you "have neither any knowledge of nor any means to control sales" into Iran. In a discussion of Iran on page 11, however, you indicate that Iran's need for heavy equipment has increased, and state that "… Iran is likely to be a significant source of regional equipment demand," and that you are "in an ideal position to benefit from this sustained acceleration in regional business." These statements suggest that you are taking measures or otherwise seek to benefit from sales involving Iran, which is inconsistent with the implication that you would restrict such sales if you could control them. Please revise your risk factor in future filings to clarify whether you are taking measures or otherwise seek to benefit from sales involving Iran. Please provide us with the text of your proposed disclosure.

3. We note the reference on page 17 of your 2005 Form 10-KSB to Sudan and Syria. Please describe your contacts, if any, with Sudanese and Syrian consignors, bidders, sellers and other auction participants, similar to the list of Iranian entities and persons you provided in your response of December 30, 2005. If you believe that equipment sold at your auctions is destined for Syria and/or Sudan, please tell us the approximate amount of such annual sales for 2002 through 2005 and address whether they are material to you or present a material investment risk to your security holders in light of Syria's and Sudan's status as state sponsors of terrorism. Your expanded materiality analysis should address delivery of equipment sold at your auctions into Sudan, Syria and Iran individually and in the aggregate.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Webster, Staff Accountant, at (202) 551-3446 or me, at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Accounting Branch Chief